THE MANITOWOC COMPANY, INC.
NEWS For Immediate Release






                 THE MANITOWOC  COMPANY DISCONTINUES
                 ITS COMMON STOCK REPURCHASE PROGRAM


MANITOWOC, Wisconsin, February 20, 1997   ---   Under various board-
approved programs over the last four and one-half years, The Manitowoc Company, Inc., (MTW) has repurchased a total of 4.0 million shares (adjusted for the 3-for-2 stock split effective July 2, 1996) of its common stock at a total investment of $71.7 million. The last material repurchase under these authorizations was completed during June, 1995.

     At its regularly scheduled meeting held February 19, 1997, Manitowoc's Board of Directors decided to discontinue this stock repurchase program, effective immediately. Fred M. Butler, president and chief executive officer, explained, "We would like to position ourselves to make another acquisition should we find the right fit. Using cash to buy our shares would be counterproductive to this strategy. Among other factors, such repurchases would reduce available cash that could help finance such an acquisition and/or adversely affect favorable accounting treatments that could be used with respect to such an acquisition. This is especially true given the SEC's recent clarification under Staff Accounting Bulletin No. 96 regarding stock repurchases following a pooling of interests transaction. As a result, our Directors have voted unanimously to discontinue further purchases and to rescind the repurchase program."

     The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice-cube dispensers, and commercial refrigeration equipment for the foodservice industry; is a leading producer of lattice-boom cranes, boom trucks and related products for the construction industry; and also specializes in ship-repair and service work for vessels operating on the Great Lakes.

Company Contact:

Phil Keener
Treasurer
414-683-8133